

02007283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

GARY V. SAGUI, SOLE PROPRIETOR

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan **(312) 663-8466**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).


RECEIVED
MAR 0 1 2002

GARY V. SAGUI, SOLE PROPRIETOR

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2001

<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, **Gary V. Sagui**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Gary V. Sagui, Sole Proprietor** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sole Proprietor
Title

Subscribed and sworn to before me this

22nd day of February, 2002



OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Sole Proprietor
Gary V. Sagui, Sole Proprietor

We have audited the accompanying statement of financial condition of Gary V. Sagui, Sole Proprietor as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Sole Proprietor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gary V. Sagui, Sole Proprietor as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 20, 2001

GARY V. SAGUI, SOLE PROPRIETOR

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

ASSETS

Receivables from broker-dealers	$	1,493,896
Securities purchased under agreements to resell		70,707,953
U.S. government agency securities owned, at market		20,306,250
Investment in broker-dealer		50,000
	$	92,558,099

LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

Liabilities		
Payable to broker-dealer	$	429,868
Securities sold under agreements to repurchase		20,225,000
U.S. government securities sold, not yet purchased, at market		40,581,250
U.S. government agency securities sold, not yet purchased, at market		29,146,875
		90,382,993
Sole Proprietor's Capital		2,175,106
	$	92,558,099

See accompanying notes.

GARY V. SAGUI, SOLE PROPRIETOR

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

1. Organization and Business

Gary V. Sagui, Sole Proprietor (the "Sole Proprietor") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Sole Proprietor engages in the proprietary trading of U.S. Government debt securities, U.S. Government agency securities and financial futures contracts.

2. Summary of Significant Accounting Policies

Securities Trading and Valuation
Securities transactions are recorded on a trade date basis. Unrealized gains and losses on U.S. government securities, U.S. government agency securities and financial futures contracts are recognized in income.

Securities purchased or sold under agreements to resell or repurchase are treated as financing transactions and are carried at the amounts at which the securities would have been subsequently resold or repurchased as specified in the respective agreements, plus accrued interest. It is the policy of the Sole Proprietor to obtain possession or control of securities purchased under agreements to resell. If the market value of the securities declines below the principal amount loaned plus accrued interest, additional collateral is requested and obtained at the time when deemed appropriate.

Commission charges for financial futures are expensed at the time the contracts were opened. Clearing charges in connection with the purchase and sale of securities are expensed at the time such transactions take place.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at market, with related unrealized gain/(loss) recorded in the statement of operations. Interest revenue arising from securities owned and securities purchased under agreements to resell, net of interest expense for securities sold, not yet purchased and securities sold under agreements to repurchase are included in the statement of operations as part of net realized trading gains/(losses).

Income Taxes
No provision has been made for income taxes as the taxable income or loss of the Sole Proprietor is included in the income tax return of the sole proprietor.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Clearing Agreements

The Sole Proprietor has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Sage Corporation ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Sole Proprietor has invested $50,000 in the preferred shares of ABN. The Sole Proprietor's investment in ABN is reflected as investment in broker-dealer in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Sole Proprietor maintain a minimum net liquidating equity of $1 million with ABN, exclusive of the preferred stock investment.

The Sole Proprietor also has a clearing agreement with Fortis, Inc. ("Fortis"). The Sole Proprietor clears its U.S. Government securities through its account with Fortis.

4. Trading Activities

The Sole Proprietor trades in U.S. Government debt securities, U.S. Government agency securities and financial futures contracts.

All derivatives are held for trading purposes. The fair value of derivatives represents the unrealized gain or loss on financial futures contracts. At December 31, 2001, the fair value of derivatives totaled approximately $565,000 (assets) and $65,000 (liabilities).

5. Net Capital Requirements

The Sole Proprietor is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Sole Proprietor is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2001, the Sole Proprietor had net capital and net capital requirements of $2,000,022 and $100,000, respectively.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk.

In the normal course of business the Sole Proprietor enters into transactions in derivative financial instruments and other financial instruments with varying degrees of off-balance sheet risk to conduct its trading activities. These instruments include U.S. Government debt securities, U.S. Government agency securities, repurchase and reverse repurchase agreements and exchange-traded financial futures contracts.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

The Sole Proprietor may have been exposed to off-balance sheet risk in connection with U.S. Government debt and agency securities sold under agreements to repurchase as it could have been obligated to repurchase such securities at market in the event of noncompliance by Fortis. To minimize the potential adverse impact of nonperformance by Fortis in connection with both repurchase and reverse repurchase agreements, the Sole Proprietor evaluated such agreements daily, monitored the market value of securities sold or purchased and requested and obtained additional collateral from Fortis in the event of market exposure.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2001, the contract or notional amounts of derivative financial instruments used for trading purposes were approximately as follows:

	$ Millions
Futures commitments to purchase	53.2
Futures commitments to sell	4.3

In management's opinion, the market risk is substantially diminished when all financial instruments, including U.S. Government debt and agency securities owned and sold, not yet purchased, are aggregated.

At December 31, 2001, significant credit concentrations consisted of approximately $1.4 million and $0.7 million, representing the market value of the Sole Proprietor's trading accounts carried by its clearing brokers, ABN and Fortis, respectively. Management does not consider any credit risk associated with these receivables to be significant.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GARY V. SAGUI, SOLE PROPRIETOR** as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$ 2,175,106	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 2,175,106	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$	[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 2,175,106	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Investment in broker-dealer)			$ 50,000	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (50,000)	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 2,125,106	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities			$ 125,084	[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$ (125,084)	[3740]
10.	Net Capital					$ 2,000,022 OMIT PENNIES	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GARY V. SAGUI, SOLE PROPRIETOR** as of **December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	0	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	1,900,022	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	2,000,022	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	0	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))					[3838]
19.	Total aggregate indebtedness			$	0	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)				0	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				0	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		[3880]
24.	Net capital requirement (greater of line 22 or 23)	$		[3760]
25.	Excess net capital (line 10 less 24)	$		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use ofSole PROPRIETOR(contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GARY V. SAGUI, SOLE PROPRIETOR

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2001

The Sole Proprietor did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

GARY V. SAGUI, SOLE PROPRIETOR

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2001

The Sole Proprietor did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2001 and does not have any PAIB accounts.

GARY V. SAGUI, SOLE PROPRIETOR

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2001

The Sole Proprietor did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Sole Proprietor of
Gary V. Sagui, Sole Proprietor

In planning and performing our audit of the statement of financial condition of Gary V. Sagui, Sole Proprietor (the "Sole Proprietor") as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Sole Proprietor, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

The sole proprietor is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Sole Proprietor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Sole Proprietor's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Chicago, Illinois
February 20, 2001